San Francisco & New York

Jason R. Sanderson, Esq.

Partner

sanderson@braunhagey.com

January 6, 2021

VIA EDGAR TRANSMISSION

Ronald E. Alper, Attorney

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549-3233

Re:	890 5th Avenue Partners, Inc.

Registration Statement on Form S-1

Filed December 23, 2020

CIK No. 0001828972

File No. 333-251650

Dear Mr. Alper:

On behalf of our client, 890 5th Avenue Partners, Inc., a Delaware corporation (the “Company”), we submit this letter in response to a verbal comment of the staff (the “Staff”) of the Office of Real Estate & Construction of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) delivered to us on January 5, 2021 (the “Telephone Comment”), relating to the above-referenced registration statement on Form S-1 (the “Initial Registration Statement”).

The Company has submitted today via EDGAR an amendment to its initial registration statement on Form S-1 (the “Amended Registration Statement”). The changes reflected in the Amended Registration Statement include those made in response to the Staff’s Telephone Comment and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover a copy of the Amended Registration Statement, including a copy marked to show the changes from the Initial Registration Statement.

For your convenience, we have paraphrased below in bold the Staff’s Telephone Comment, followed by the Company’s response thereto (including page references to the Amended Registration Statement).

San Francisco 351 California Street, 10th Floor San Francisco, CA 94104 Tel. & Fax: (415) 599-0210	New York 7 Times Square, 27th Floor New York, NY 10036-6524 Tel. & Fax: (646) 829-9403

Securities and Exchange Commission

January 6, 2021

Principal Stockholders, page 125

1.	Please identify the natural person or persons who have voting and investment power over Craig-Hallum Capital Group LLC. Refer generally to Exchange Act Rule 13d-3.

The Company acknowledges the Staff’s Telephone Comment and has revised the disclosure in footnote 6 on page 126 as follows:

Includes shares held by certain affiliates of Craig-Hallum Capital Group LLC. The Board of Directors of Craig-Hallum Capital Group LLC (the “CH Board”) controls Craig-Hallum Capital Group LLC. There are 6 members of the CH Board. Each member of the CH Board has one vote, and majority approval is required to approve an action. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual member of the CH Board controls Craig-Hallum Capital Group LLC or exercises voting or dispositive control over any of the securities held by Craig-Hallum Capital Group LLC, even those in which he or she holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. The business address of each of Craig-Hallum Capital Group LLC and its affiliates is 222 South Ninth Street, Suite 350, Minneapolis, MN 55402.

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If you have any questions or comments concerning the Amended Registration Statement or this response letter, please do not hesitate to call me at (415) 858-1332 or Daniel J. Harris at (415) 599-0215.

Very truly yours,

/s/ Jason R. Sanderson

Jason R. Sanderson

Cc: Adam Rothstein, 890 5th Avenue Partners, Inc. (via e-mail)